Exhibit 4.1
AMENDMENT TO RIGHTS AGREEMENT
THIS AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”) is entered into as of October 1, 2009, between Emulex Corporation, a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the “Rights Agent”), with respect to the following:
A. The Company and the Rights Agent entered into that certain Rights Agreement, dated as of January 15, 2009 (as amended, the “Agreement”); and
B. The Board of Directors of the Company have authorized the amendment of the Agreement to amend the Final Expiration Date; and
C. Pursuant to Section 27 of the Agreement, prior to the Close of Business on the tenth day following the Shares Acquisition Date, the Company may, in its sole and absolute discretion supplement or amend any provision of the Agreement without the approval of any holders of Rights, and upon the delivery of a certificate from an appropriate officer of the Company that states that the proposed supplement or amendment complies with Section 27, the Rights Agent shall execute such supplement or amendment.
NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:
1. Amendment of Final Expiration Date. Section 1(m) of the Agreement is hereby amended and restated in its entirety as follows:
“(m) “Final Expiration Date” means October 2, 2009.”
2. Amendment Controls. If this Amendment conflicts with or is inconsistent with any provision contained in the Agreement, this Amendment shall control.
3. Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings given such terms in the Agreement. This Amendment shall be considered a part of the Agreement.
4. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State, provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be entirely performed within such State.
5. Counterparts. This Amendment may be executed by facsimile and in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Rights Agreement to be duly executed as of the date first written above.

Attest:		EMULEX CORPORATION

By:	/s/ Michael J. Rockenbach Name: Michael J. Rockenbach Title: Chief Financial Officer and Executive Vice President	By:	/s/ James McCluney Name: James McCluney Title: President and Chief Executive Officer

Attest:		MELLON INVESTOR SERVICES LLC, as Rights Agent

By:	/s/ Sharon Knepper For - Name: James Kirkland Title: Relationship Manager	By:	/s/ Mark Cano Name: Mark Cano Title: Relationship Manager

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